Exhibit 1.03

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Corporation Reports a 56 Percent Increase in the Fourth Quarter 2009 Adjusted EBITDA from the Third Quarter 2009 and a Full Year 2009 Net Income Attributable to Controlling Interest of $16.8 million

HONG KONG, ATLANTA, March 08, 2010 — CDC Corporation (NASDAQ: CHINA), a leading global enterprise software, IT services and new media company, today announced financial results for the fourth quarter and year ended December 31, 2009. For the fourth quarter of 2009, CDC Corporation reported Adjusted EBITDA(a) from continuing operations(b) or Adjusted EBITDA* of $14.0 million, a 56 percent increase from Adjusted EBITDA of $9.0 million for the third quarter 2009, and compared to Adjusted EBITDA for the fourth quarter of 2008 of $9.7 million. For the fourth quarter of 2009, revenue was $83.0 million compared to $76.6 million in the third quarter of 2009 and $97.0 million for the fourth quarter of 2008.

For the year ended December 31, 2009, net income attributable to controlling interest was $16.8 million, or $0.14 net income per share, compared to net loss attributable to controlling interest of $114.2 million, or $1.07 net loss per share for 2008, which was primarily due to goodwill impairment. For the full year 2009, CDC Corporation reported revenue of $320.1 million and Adjusted EBITDA of $42.7 million, compared to revenue of $409.1 million and Adjusted EBITDA of $35.9 million for the full year 2008.

Fourth quarter 2009 revenue and Adjusted EBITDA exceeded First Call consensus estimates of $81.9 million and $10.2 million, respectively. In the fourth quarter of 2009, CDC Corporation also recorded operating cash flow of $6.0 million, compared to $6.8 million in operating cash flow in the fourth quarter of 2008, marking nine consecutive quarters of positive operating cash flows. For the fourth quarter of 2009, net income attributable to controlling interest was $0.3 million compared to a net income attributable to controlling interest of $5.6 million in the third quarter of 2009 and a net loss attributable to controlling interest of $81.1 million in the fourth quarter of 2008.

“Overall, we are pleased to report net income for the fourth quarter and full year 2009 compared to significant losses in the comparable periods in prior year,” said Peter Yip, CEO of CDC Corporation. “We believe we have turned the corner on all our core businesses which have seen improvements in their profit margins in the fourth quarter of 2009 compared to the third quarter of 2009, despite the global recession. Our strategy is to execute a variety of strategic growth alternatives begun last year and continuing in 2010, which we anticipate will help position our businesses for growth. For example, CDC Global Services is executing on strategies that we expect will help position it as a future leader in the IT and R&D outsourcing areas in China, while planning for some strategic initiatives that we believe will help unlock shareholder value. We are also very excited about CDC Games’ two new local games scheduled for launch in the first half of this year. We have been receiving excellent support from Turbine, the developer of The Lord of the Rings Online, and are making progress on resolving the technical issues related to this game. We now expect to launch this exciting and long-awaited MMORPG later this year. We are focusing on the execution of our business plan for each of our core businesses and we are cautiously optimistic on our long-term growth and prospects.”

CDC Corporation Consolidated

•	Total revenue for CDC Corporation in the fourth quarter of 2009 was $83.0 million, compared to $76.6 million in the third quarter of 2009.

•	Adjusted EBITDA in the fourth quarter of 2009 was $14.0 million, an increase of 56 percent from Adjusted EBITDA of $9.0 million in the third quarter of 2009.

Balance Sheet

The company’s balance sheet as of December 31, 2009 remained solid, with Non-GAAP Cash and Cash Equivalents(a) of $130.8 million.

Subsidiary Revenue and Operating Metrics Summary

CDC Software

On a standalone basis, CDC Software had the following results for the three months ended September 30, 2009 and December 31, 2009:

	Q3 2009	Q4 2009
Revenue:	$48.6 million	$54.3 million
Adjusted EBITDA:	$13.2 million	$14.8 million
Adjusted EBITDA Margin:	27%	27%

Total revenue for CDC Software for the fourth quarter of 2009 was $54.3 million compared to $48.6 million in the third quarter 2009. For the fourth quarter of 2009, Adjusted EBITDA(a) was $14.8 million, compared to $13.2 million in the third quarter 2009. Non-GAAP earnings per share(a) almost quadrupled to $0.40 compared to $0.11 in the fourth quarter of 2008. Third quarter 2009 Non-GAAP earnings per share was $0.33. For the year ended December 31, 2009, Non-GAAP earnings per share was $1.31 compared to $0.66 per share for the year ended December 31, 2008. Operating cash flow for the year ended December 31, 2009 increased by 56 percent to $53.0 million, compared to $33.9 million for the full year ended December 31, 2008.

CDC Software is now trading as a separately listed public company on the NASDAQ Global Market under the symbol: CDCS. For a more information regarding the financial performance of CDC Software during the fourth quarter and full year ended December 31, 2009, please see CDC Software’s fourth quarter 2009 press release located at the company’s website: www.cdcsoftware.com.

“We are proud of our strong results for the fourth quarter and full year 2009 at CDC Software, especially in light of the global economic downturn,” said Bruce Cameron, president of CDC Software. “We are pleased with our fourth quarter 2009 results, which again exceeded Wall Street consensus estimates in many of our key financial metrics including Non-GAAP earnings per share and license revenue. Our cash flow from operations for 2009 of $53.0 million represents a record for CDC Software. CDC Software’s robust performance in the fourth quarter, especially our improvements in Adjusted EBITDA margin and license revenue, primarily resulted from our strategies executed last year, which focused on disciplined cost controls while still pursuing growth. We are especially pleased on our strong organic license revenue growth in the fourth quarter and on our solid pipeline for the first half of this year.”

CDC Global Services

On a standalone basis, CDC Global Services had the following results for the three months ended September 30, 2009 and December 31, 2009:

	Q3 2009	Q4 2009
Revenue:	$19.2 million	$17.6 million
Adjusted EBITDA:	$0.3 million	$0.4 million
Adjusted EBITDA Margin:	1.6%	2.3%

Total revenue for CDC Global Services for the fourth quarter of 2009 was $17.6 million compared to $19.2 million for the third quarter of 2009. Fourth quarter 2009 Adjusted EBITDA was $0.4 million compared to $0.3 million in the third quarter of 2009. Gross margin improved to 20 percent in the fourth quarter compared to 17 percent in the third quarter of 2009. For the full year, revenue decreased to $75.2 million compared to $109.7 million for the full year 2008, due primarily to decreased demand for contract labor as a result of the global recession. Approximately 65 percent of revenue in 2009 was derived from the U.S. market while 35 percent was from international sources. Staff utilization for the fourth quarter was 84 percent, representing a decrease from 90 percent in the third quarter of 2009.

CDC Global Services continued its plans to expand its offshore service delivery capabilities in China which it expects to accomplish through organic growth of its existing engineering centers and the strategic acquisition of local IT outsourcing firms in several of China’s key cities. These centers are expected to be organized and developed into practices specializing in various core skills that the company believes are much sought after in today’s IT outsourcing market. CDC Global Services expects to operate clusters of these Offshore Development Centers (ODC) and which are expected to provide a whole array of services in software testing, Java software, .net software, embedded software development as well as software implementation for products that are from CDC Software and other international companies.

These local IT outsourcing firms can also provide CDC Global Services with immediate access to the growing domestic ITO service market in China. CDC Global Services’ goals are to grow to 5,000 professional staff in China over the next few years and derive 35 percent of its revenue from the China domestic service markets.

Some of the recent outsourcing initiatives undertaken recently include evaluating an ITO firm in Shenzhen that serves local government and mobile operators in China. CDC Global Services currently is recruiting several new sales professionals for its outsourcing business that includes a recent hire for its Shanghai/Nanjing centers, as well as engaging new Alliance Partners.

The company plans to leverage CDC Software’s extensive customer base in creating cross-selling opportunities of CDC Global Services’ offshore IT outsourcing services. In addition to the implementation services that CDC Software traditionally sells together with its products, CDC Global Services believes it can offer new value to these customers by providing them competitively-priced, high-quality services in the design, development and testing of their software systems, product R&D work, maintenance and support of legacy software using CDC Global Services offshore engineering resources.

Some additional highlights in the CDC Global Services business during the fourth quarter of 2009 included several significant new engagements:

•

A $44 billion global pharmaceutical products, prescription medicines, consumer healthcare and generics company has contracted for CDC Global Services to implement its SAP solutions at its main U.S. distribution facility.

•

A $31 billion diversified manufacturer of aerospace products, control technologies for building, home and industry and other products contracted with CDC Global Services to implement its solution at multiple operating divisions and distribution facilities globally.

•	A $14 billion leading human therapeutics company in the biotechnology industry contracted with CDC Global Services to implement its SAP solution at eight distributions facilities globally.

•	A Sydney, Australia area city council serving 65,000 residents and 1,300 businesses contracted with Praxa to implement and refine its business portal.

•

An Australian self-funding charitable organization contracted with Praxa to prepare a roadmap and analyze the business requirements for the replacement of their existing application software system to a single CRM platform.

“CDC Global Services is executing on a number of strategic initiatives that we expect will help expand its IT outsourcing operations in China which is a growing services market,” said CK Wong, chairman of CDC Global Services. “Through a combination of organic growth and disciplined acquisitions in various cities in China, we plan to reach to 5,000 professional staff in our China-based offshore development centers and IT outsourcing centers over next few years. We are also looking at ways to penetrate the growing China domestic IT service market. The centers that we plan to expand are also expected to serve both our international and China clients. We believe these well-orchestrated initiatives can help to unlock shareholder value of CDC Corporation operating as a synergistic group of companies.”

CDC Games

On a standalone basis, CDC Games had the following results for the three months ended September 30, 2009 and December 31, 2009:

	Q3 2009	Q4 2009
Revenue:	$6.2 million	$7.0 million
Adjusted EBITDA:	($0.9) million	$0.5 million
Adjusted EBITDA Margin:	(14)%	7%

Total revenue from continuing operations(b) for CDC Games during the fourth quarter of 2009 was $7.0 million compared to $6.2 million in the third quarter of 2009. Adjusted EBITDA for the fourth quarter of 2009 was $0.5 million compared to negative Adjusted EBITDA of $0.9 million in the third quarter of 2009. Adjusted EBITDA margin was 7 percent compared to negative 14 percent in the third quarter of 2009. Total peak concurrent users (PCU) in the fourth quarter increased 7 percent from the third quarter and total average concurrent users (ACU) increased 9 percent from the third quarter of 2009. For the year ended December 31, 2009, CDC Games reported revenue of $28.9 million compared to $44.9 million in 2008, due primarily to fewer new games and new updates for its current games provided in 2009. However, CDC Games expects to launch major new versions of its current games, as well as new local games for 2010.

CDC Games is planning to launch two new domestic games in China during the first half of this year, East Fantasy Online and Richman Universe Online. Developed by Chengdu, China-based BL Interactive Net Co., East Fantasy is a cartoon type 3D massive multiplayer online action role playing game (MMOARPG) featuring a humorous story line, six characters, and voiceovers from prominent voiceover actors who also provide voices for well known animated characters like Naruto, a popular Japanese manga series. Richman Universe Online, a casual MMORPG, is developed by Beijing-based Softstar Technology and is based on the theme of the popular Monopoly game and battle chess.

Additionally, in mid-January 2010, CDC Games launched a new version of Yulgang, version 4.0. Since its launch, the game has shown strong increases in PCU. CDC Games also extended its exclusive distribution rights for Yulgang in China until March 2011. Another new update for Yulgang is planned for later this year. Updates are also planned for the company’s other games including a major update for Shaiya in the second quarter.

CDC Games completed a successful closed beta test of The Lord of the Rings Online (LOTRO) last year. The game’s commercial launch has been delayed due to technical issues related to the nature of China’s IT infrastructure. As a result, LOTRO is planned for commercial launch later this year.

"We are very pleased with our Adjusted EBITDA improvement in the fourth quarter, and our sequential quarter revenue improvement,” said Simon Wong, CEO of CDC Games. “While we are disappointed with the delays for the commercial launch of LOTRO, we believe it is important that the game be fully tested for optimal technical performance, so it is now scheduled for later this year. We are also excited about our new domestic games planned for each quarter of this year, with two planned in the first half of this year. In addition, we have extended our license for Yulgang until March 2011 and have recently launched a major new update of the game which has been delivering increased metrics. We also expect to launch new updates for all our games, including a major update of Shaiya, in the coming quarters. With the planned new local games in our pipeline and the new updates of our other games, we expect continued improvement in our operating metrics for 2010.”

China.com

	Q3 2009	Q4 2009
Revenue:	$2.7 million	$4.1 million
Adjusted EBITDA:	($0.4) million	$0.8 million
Adjusted EBITDA Margin:	(14)%	20%

During 2009, China.com saw a negative impact to its portal’s advertising revenue as a result of the China government’s tightened regulation of online healthcare and medicine ads. China.com is addressing the impact of that regulation through the expansion of content for its vertical channels, including its popular automobile channel. Its portal business, in conjunction with the China Auto Dealers Association, conducted the third annual automobile consumer reputation survey, a popular program that surveys brands and services in the automobile industry in various cities in China that is covered extensively by the media. Additionally, China.com’s auto channel won a media award that is one of the oldest and considered most reputable in the auto industry. Its games channel was awarded “Outstanding anime/comic/game media award” by the General Administration of Press and Publication’s (GAPP) game committee and China.com received the “Outstanding network innovation” award for the 60th anniversary of the People’s Republic of China, which was jointly given by the Beijing Municipality Internet Marketing Management Office and Beijing Association of Online Media. Also in the fourth quarter, TTG, China.com’s publishing business, secured a management contract with the Tourism Development Division of the Ministry of Industry and Primary Resources, for the management Asian Tourism Forum (ATF) event.

Bbmf

CDC Corporation also holds a 20 percent equity interest in Bbmf. The company launched its first 3G comics in the summer of 2006 and has since grown organically to become one of the largest independent operators of 3G comics in Japan. Bbmf currently offers about 20,000 titles and four million pages of comic content licensed from approximately 1,000 authors and 100 publishers, which is considered to be one of the largest libraries in Japan. Bbmf also has one of the world’s largest comic print to mobile production centers. The 3G comic operator is evaluating various options in their domestic and international growth strategy. CDC Corporation expects Bbmf to continue to grow rapidly in this exciting 3G mobile content/Internet social networking space.

Concluding Remarks

Yip concluded, "Overall, we are pleased with the performance of our businesses despite challenging market conditions. We remain cautiously optimistic with regard to our long-term prospects since we believe we now have an optimal business and technology platform in place for all of our key businesses. Furthermore, management believes that CDC Corporation has a sum-of-parts valuation and its price is not reflective of the value contained in the company’s underlying assets of its four key businesses. As a result, we are considering possible strategic alternatives that may include strategic transactions or the periodic distribution of certain of these assets by CDC Corporation. As we have previously stated, we are actively considering very carefully the most tax efficient and orderly manner to distribute registered shares of our underlying publicly listed subsidiaries to our shareholders. These potential distributions would be managed, after consulting with our tax advisor and capital market experts, to enhance the liquidity of these subsidiaries.

As part of these strategies, the board of CDC Corporation plans to seek shareholder approval for the execution of a reverse split of CDC Corporation’s common stock at a ratio of three to one. We believe this will help reduce related administrative expenses and maximize shareholder participation in any potential distributions we may make.”

Guidance

CDC Corporation offers the following guidance for 2010, based upon preliminary financial results, information and estimates:

•	2010 Revenue: $352 million – $358 million, an increase of 10-12 percent from $320.1 million in 2009

•	2010 Adjusted EBITDA: $48 million – $51 million, an increase of 12-19 percent from $42.7 million in 2009.

Conference Call

The company’s senior management will host a conference call for financial analysts and investors on Tuesday, March 09, at 8:30 AM EST.

USA-based Toll Free Number: +1-(888) 603-6873

International: +1 973 582 2706

Pass code: #: 58741443

Call Leader: Matthew Lavelle

This call is being webcast by CCBN and can be accessed at CDC Corporation’s corporate web site at www.cdccorporation.net.

The webcast is also being distributed over CCBN’s Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN’s individual investor center at www.fulldisclosure.com or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com).

Instant Replay

For those unable to call in, a digital instant replay will be available after the call until Sept. 1, 2009. U.S. based Toll Free Number: +1 800 642 1687, U.S.-based Toll Number: +1 706 645 9291 Passcode or PIN #: 58741443

Footnotes:

All dollar amounts are in U.S. dollars

*	CDC Corporation has recently changed the composition of its Adjusted EBITDA measurement, as provided herein, to be consistent with the presentation of Adjusted EBITDA for its subsidiary, CDC Software Corporation. CDC Corporation believes this revised presentation is a useful measure of operating performance. A reconciliation of this revised Adjusted EBITDA measurement to our historical Adjusted EBITDA measurement is provided below.
(a)	Adjusted Financial Measures

This press release includes Adjusted EBITDA from continuing operations, Adjusted EBITDA Margin, Non-GAAP Cash and Cash Equivalents and Non-GAAP Earnings Per Share, which are not prepared in accordance with GAAP (collectively, the “Non-GAAP Financial Measures”). Non-GAAP Financial Measures are not alternatives for measures such as net income, earnings per share and cash and cash equivalents prepared under generally accepted accounting principles in the United States (“GAAP”). These Non-GAAP Financial measures may also be different from non-GAAP measures used by other companies. Non-GAAP Financial Measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.

Investors should be aware that these Non-GAAP Financial Measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, should not be considered as a replacement for GAAP performance measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These supplemental Non-GAAP Financial Measures should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments to net earnings determined in accordance with GAAP. Reconciliations of Non-GAAP Financial Measures to GAAP are provided herein immediately following the financial statements included in this press release.

(b)	Adjustment for Discontinued Businesses

During the second and fourth quarter of 2008, the mobile value added business of China.com and operations of CDC Games International, respectively, were discontinued. The operations of CDC Games International, a subsidiary of CDC Games Corporation, included operations in the U.S., Japan and Korea. All historical results related to these two businesses have been included in discontinued operations.

(c)	SFAS 160 Adoption

As of January 2009, the company adopted SFAS 160, Non-controlling Interests in Consolidated Financial Statements. After the adoption of SFAS 160, net income (loss) is now referred to as net income (loss) attributable to controlling interest on the consolidated statement of operations.

(d)	2008 Revised Quarterly Information

Results provided herein for certain quarters of 2008 may be different than those previously reported in our press releases due to certain year-end adjustments required to be made in connection with the audit of our financial statements for the year ended December 31, 2008. 2008. Such revised financial information for each quarter of 2008 is provided herein.by CDC Corporation and CDC Software Corporation, from time to time.

About CDC Corporation

The CDC family of companies includes CDC Software (NASDAQ: CDCS) focused on enterprise software applications and services, CDC Global Services focused on IT consulting services, and outsourced R&D and application development, CDC Games focused on online games, and China.com, Inc. (HKGEM:8006) focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a provider of enterprise software applications and a full range of services designed to help organizations deliver a superior customer experience, while increasing efficiencies and profitability. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based SaaS or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise requirements planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “acquire, integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to more than 6,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

About CDC Global Services

CDC Global Services, a business unit of CDC Corporation, provides IT consulting services, including platform-specific services for Microsoft and SAP, as well as project management, IT staffing, managed help desk solutions and a full range of outsourced service offerings. CDC Global Services provides hardware for data collection and RFID, through partnerships with some of the industry’s most reputable vendors. CDC Global Services customers benefit from streamlined vendor management and the ability to control project costs, while being able to access the right IT resources through a singular point of contact. For more information on CDC Global Services, visit: www.cdcglobalservices.com.

About CDC Games

CDC Games is a market leader in online and mobile games in China with more than 160 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force. For more information on CDC Games, visit: www.cdcgames.net

About China.com Inc.

China.com is a leading operator of Internet portals, serving a broad range of audiences in China. In 2006, it was chosen as the second company to host Google’s Video Adsense which serves video ads targeted at China’s English-speaking audience. China.com also was appointed by the Jilin government as the exclusive web sponsor of the 2007 Asian Winter Games. China.com was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs and expectations about the performance of our core businesses, our beliefs about strategic alternatives we are considering and the potential benefits related thereto, including strategies related to CDC Global Services, our beliefs about anticipated future growth and the competitive position of our businesses, our beliefs about unlocking shareholder value at our subsidiaries, our beliefs regarding our plans for growth both organically and through acquisitions, our beliefs and plans relating to our expansion in China for CDC Global Services and the utilization of IT outsourcing firms, our plans to leverage CDC Software’s customer base for CDC Global Services, our beliefs regarding value that can be provided to our customers and potential customers, our expectations regarding future expansion in China and the potential benefits to us, our customers and shareholders, our expectations regarding the launch of new games at CDC Games, and the timing thereof, our beliefs regarding the current performance of our games and the continuation any increases we may have experienced, our plans with respect to updates for our games and the timing thereof, our beliefs and expectations regarding continued improvement in our operating metrics at CDC Games during 2010, our beliefs regarding our business and technology platform, our beliefs regarding our “sum-of-parts” valuation, our expectations regarding any of our strategies to help unlock shareholder value, our plans with respect to any matters to be put to our shareholders, and the expected benefits thereof, our beliefs regarding our competitive positioning in the event of a recovery in the global economy, our beliefs regarding the utility of the pro forma financial information provided herein, our beliefs regarding staff utilization rates at CDC Global Services, our beliefs regarding factors that may have negatively affected performance at our businesses, our expectations and estimates regarding our financial performance for future periods including those related to revenue and Adjusted EBITDA, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations in our companies; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful products and services; (f) the entry of new competitors and their technological advances; (g) the need to develop, integrate and deploy enterprise software applications to meet customer's requirements; (h) the possibility of development or deployment difficulties or delays; (i) the dependence on customer satisfaction with the company's games, software products and services; (j) continued commitment to the deployment of the products, including enterprise software solutions; (k) risks involved in developing software solutions and integrating them with third-party software and services; (l) the continued ability of the company's products and services to address client-specific requirements; (m) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company's solutions; (n) risks associated with our convertible debt; and (o) the ability of staff to operate the enterprise software and extract and utilize information from the company's products and services. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Also, the results and benefits experienced by customers and users set forth in this press release may differ from those of other users and customers. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2008 on Form 20-F filed on June 30, 2009. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.

CDC Corporation

Unaudited Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars except share and per share data)

	December 31, 2008	December 31, 2009
ASSETS
Current assets:
Cash	$165,693	$115,290
Restricted cash	4,275	790
Accounts receivable (net of allowance of $8,304 and $7,675 at December 31, 2008 and December 31, 2009, respectively)	72,834	60,047
Available-for-sale securities	33,454	2,131
Deferred tax assets	7,880	6,274
Prepayments and other current assets	11,944	13,219

Total current assets	296,080	197,751

Property and equipment, net	15,392	13,500
Goodwill	155,083	175,180
Intangible assets, net	107,287	95,803
Investments	12,767	13,150
Equity investments	10,261	11,798
Deferred tax assets	41,859	39,038
Other assets	5,166	4,603

Total assets	$643,895	$550,823

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$23,297	$22,513
Purchase consideration payables	628	2,457
Income tax payable	4,194	3,231
Accrued liabilities	43,270	37,957
Restructuring accruals, current portion	2,026	2,052
Short-term loans	8,265	11,964
Convertible notes	160,961	51,729
Derivatives of convertible notes	41,189	—
Deferred revenue	61,977	59,975
Deferred tax liabilities	438	1,828

Total current liabilities	346,245	193,706

Deferred tax liabilities	27,624	24,289
Restructuring accruals, net of current portion	239	9
Purchase consideration payables, net of current portion	—	810
Other liabilities	12,848	14,584

Total liabilities	386,956	233,398

Contingencies and commitments

Shareholders’ equity:
Preferred shares, $0.001 par value; 5,000,000 shares authorized, no shares issued	—	—
Class A common shares, $0.00025 par value; 800,000,000 shares authorized; 118,103,289 and 118,478,970 shares issued as of December 31, 2008 and December 31, 2009, respectively; 106,999,640 and 105,761,946 shares outstanding as of December 31, 2008 and December 31, 2009, respectively	28	28
Additional paid-in capital	722,890	739,360
Common stock held in treasury; 11,103,649 and 12,717,024 shares at December 31, 2008 and December 31, 2009, respectively	(56,118)	(58,091)
Accumulated deficit	(439,030)	(422,234)
Accumulated other comprehensive income	12,726	18,406

Total parent shareholders’ equity	240,496	277,469

Noncontrolling interest	16,443	39,956

Total equity	256,939	317,425

Total liabilities and shareholders’ equity	$643,895	$550,823

CDC Corporation

Unaudited Consolidated Statement of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended
	September 30, 2009	December 31, 2009
REVENUE:
Software	$48,611	$54,326
Global Services	19,223	17,573
CDC Games	6,163	7,011
China.com	2,652	4,068

Total revenue	76,649	82,978

COST OF REVENUE:
Software	21,445	23,856
Global Services	16,020	14,138
CDC Games	4,799	5,498
China.com	1,170	1,397

Total cost of revenue	43,434	44,889

Gross profit	33,215	38,089
Gross margin %	43%	46%

OPERATING EXPENSES:
Sales and marketing expenses	11,705	11,930
Research and development expenses	4,001	5,311
General and administrative expenses	17,147	15,311
Exchange (gain) loss on deferred tax assets	(848)	(1,395)
Amortization expenses	1,953	2,033
Restructuring and other charges	1,242	4,352

Total operating expenses	35,200	37,542

Operating income (loss) from continuing operations	(1,985)	547
Operating margin %	-3%	1%

Other income, net	10,506	4,331

Income before income taxes	8,521	4,878
Income tax expense	(1,907)	(3,755)

Income from continuing operations	6,614	1,123
Income (loss) from operations of discontinued subsidiaries, net of tax	(139)	409

Net income	6,475	1,532
Net income attributable to noncontrolling interest	(892)	(1,274)

Net income attributable to controlling interest	$5,583	$258

Basic and diluted earnings (loss) per share from continuing operations attributable to controlling interest (1)	$0.05	$(0.00)

Basic and diluted earnings (loss) per share attributable to controlling interest (1)	$0.05	$0.00

Weighted average number of common shares outstanding - basic	106,000,395	106,051,269

Weighted average number of common shares outstanding - diluted	108,153,645	108,319,773

(1)	Refer to “Unaudited Basic and Diluted Earnings (Loss) Per Share Calculation” schedule for calculation of earnings per share amounts.

CDC Corporation

Unaudited Consolidated Statement of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended December 31,
	2008 (d)	2009
REVENUE:
Software	$54,298	$54,326
Global Services	24,487	17,573
CDC Games	13,560	7,011
China.com	4,697	4,068

Total revenue	97,042	82,978

COST OF REVENUE:
Software	27,263	23,856
Global Services	19,430	14,138
CDC Games	7,758	5,498
China.com	2,066	1,397

Total cost of revenue	56,517	44,889

Gross profit	40,525	38,089
Gross margin %	42%	46%

OPERATING EXPENSES:
Sales and marketing expenses	15,893	11,930
Research and development expenses	6,597	5,311
General and administrative expenses	20,018	15,311
Exchange (gain) loss on deferred tax assets	2,487	(1,395)
Amortization expenses	2,411	2,033
Restructuring and other charges	3,383	4,352
Goodwill impairment	50,201	—

Total operating expenses	100,990	37,542

Operating income (loss) from continuing operations	(60,465)	547
Operating margin %	-62%	1%

Other income (loss), net	(30,659)	4,331

Income (loss) before income taxes	(91,124)	4,878
Income tax expense	2,044	(3,755)

Income (loss) from continuing operations	(89,080)	1,123
Loss from operations of discontinued subsidiaries, net of tax	5,904	409

Net income (loss)	(83,176)	1,532
Net (income) loss attributable to noncontrolling interest	2,066	(1,274)

Net income (loss) attributable to controlling interest	$(81,110)	$258

Basic and diluted earnings (loss) per share from continuing operations attributable to controlling interest (1)	$(0.81)	$(0.00)

Basic and diluted earnings (loss) per share attributable to controlling interest (1)	$(0.76)	$0.00

Weighted average number of common shares outstanding - basic	107,240,880	106,051,269

Weighted average number of common shares outstanding - diluted	107,240,880	108,319,773

(1)	Refer to “Unaudited Basic and Diluted Earnings (Loss) Per Share Calculation” schedule for calculation of earnings per share amounts.

CDC Corporation

Unaudited Consolidated Statement of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

	Twelve months ended December 31,
	2008 (d)	2009
REVENUE:
Software	$240,787	$203,899
Global Services	109,700	75,154
CDC Games	44,901	28,890
China.com	13,682	12,180

Total revenue	409,070	320,123

COST OF REVENUE:
Software	110,830	93,183
Global Services	84,012	62,294
CDC Games	26,453	20,990
China.com	6,531	5,077

Total cost of revenue	227,826	181,544

Gross profit	181,244	138,579
Gross margin %	44%	43%

OPERATING EXPENSES:
Sales and marketing expenses	73,830	46,089
Research and development expenses	25,909	18,019
General and administrative expenses	83,941	64,096
Exchange (gain) loss on deferred tax assets	3,271	(3,427)
Amortization expenses	11,663	7,927
Restructuring and other charges	7,255	7,684
Goodwill impairment	50,201	—

Total operating expenses	256,070	140,388

Operating loss from continuing operations	(74,826)	(1,809)
Operating margin %	-18%	-1%

Other income (loss), net	(37,277)	31,566

Income (loss) before income taxes	(112,103)	29,757
Income tax expense	(1,168)	(10,862)

Income (loss) from continuing operations	(113,271)	18,895
Loss from operations of discontinued subsidiaries, net of tax	(2,295)	—

Net income (loss)	(115,566)	18,895
Net (income) loss attributable to noncontrolling interest	1,364	(2,099)

Net income (loss) attributable to controlling interest	$(114,202)	$16,796

Basic and diluted earnings (loss) per share from continuing operations attributable to controlling interest (1)	$(1.05)	$0.14

Basic and diluted earnings (loss) per share attributable to controlling interest (1)	$(1.07)	$0.14

Weighted average number of common shares outstanding - basic	107,221,587	106,208,492

Weighted average number of common shares outstanding - diluted	107,221,587	107,433,573

(1)	Refer to “Unaudited Basic and Diluted Earnings (Loss) Per Share Calculation” schedule for calculation of earnings per share amounts.

CDC Corporation

Unaudited Consolidated Statement of Cash Flows

(Amounts in thousands of U.S. dollars)

	Three months ended
	September 30,	December 31,
	2009	2009
OPERATING ACTIVITIES:
Net income	$6,475	$1,532
Adjustments to reconcile net income to net cash provided by operating activities
Loss on disposal/write-off of PPE net of Cash	147	65
Gain on disposal of available-for-sale securities	(416)	(2,202)
Bad debt expense	345	110
Amortization of intangible assets	6,500	6,775
Depreciation expense	1,725	1,710
Stock compensation expenses	2,382	1,213
Deferred income tax provision	1,752	879
Exchange gain on deferred tax assets	(848)	(1,395)
Intangible assets impairment	—	3,118
Cost investments impairment	—	185
Amortization of debt issuance costs and debt discount on convertible notes	1,115	523
Fair market value adjustment on convertible notes	(11,507)	(2,972)
Interest income	(1)	51
Changes in operating assets and liabilities:
Accounts receivable	10,165	(9,040)
Deposits, prepayments and other receivables	752	1,707
Other assets	58	(458)
Accounts payable	(692)	(414)
Accrued liabilities	(1,437)	663
Deferred revenue	(4,512)	2,485
Income tax payable	445	2,164
Other liabilities	(328)	(660)

Net cash provided by operating activities	12,120	6,039

INVESTING ACTIVITIES:
Acquisition, net of cash acquired	(1,324)	(25,532)
Payments for prior year acquisitions	(944)	—
Purchase of property, plant & equipment	(2,008)	(349)
Purchases of intangible assets	(253)	202
Payment for capitalized software	(905)	(556)
Acquisition of cost method investments	(398)	(1,100)
Proceeds from disposal of available-for-sale securities	11,025	7,225
Change in restricted cash	8	(160)

Net cash provided by investing activities	5,201	(20,270)

FINANCING ACTIVITIES:
Issuance of share capital, net of offering costs	52,032	184
Short-term borrowings (repayments)	(2,698)	(4,328)
Repayment of convertible notes	(34,569)	(475)
Payment for capital lease obligations	(95)	(109)
Purchases of treasury stock	(241)	(1,741)
Dividend distribution by China.com	(2,863)	(5,454)

Net cash (used) provided in financing activities	11,566	(11,923)

Effect of exchange differences on cash	805	(119)

Net increase in cash and cash equivalents	29,692	(26,273)
Cash at beginning of period	111,871	141,563

Cash at end of period	$141,563	$115,290

CDC Corporation

Unaudited Consolidated Statement of Cash Flows

(Amounts in thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2008	2009	2008	2009
OPERATING ACTIVITIES:
Net income (loss)	$(83,455)	$1,532	$(115,845)	$18,895
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Loss on disposal/write-off of PPE net of Cash	270	65	498	291
Loss (gain) on disposal of available-for-sale securities	—	(2,202)	(127)	(2,173)
Loss (gain) on equity investments	554	—	(406)	—
Loss (gain) on disposal of cost investments	(767)	—	(864)	—
Bad debt expense	2,800	110	5,285	1,194
Amortization of intangible assets	9,634	6,775	34,110	27,190
Depreciation expense	2,184	1,710	8,711	6,985
Impairment of available for sale securities	8,518	—	8,501	—
Loss from deemed disposal	2	—	—	—
Stock compensation expenses	2,444	1,213	7,902	5,428
Deferred income tax provision	(366)	879	(3,597)	7,788
Exchange loss (gain) on deferred tax assets	2,487	(1,395)	3,271	(3,427)
Release of cumulative translation adjustment related to discontinued operations	(3,896)	—	(3,896)	—
Goodwill impairment	50,201	—	50,201	—
Intangible assets impairment	2,797	3,118	2,797	3,118
Cost investments impairment	—	185	—	185
Restructuring and other charges	5,382	—	5,382	—
Amortization of debt issuance costs and debt discount on convertible notes	315	523	1,263	4,835
Fair market value adjustment on convertible notes	19,795	(2,972)	29,202	(36,647)
Interest income	362	51	362	—
Changes in operating assets and liabilities:
Accounts receivable	(659)	(9,040)	4,753	16,710
Deposits, prepayments and other receivables	(1,774)	1,707	6,436	465
Other assets	1,216	(458)	1,023	(1,070)
Accounts payable	(1,557)	(414)	(4,507)	(1,831)
Accrued liabilities	(9,800)	663	(15,026)	(8,796)
Deferred revenue	4,314	2,485	(2,408)	(5,960)
Income tax payable	(442)	2,164	2,090	(1,169)
Other liabilities	(3,786)	(660)	486	(539)

Net cash provided by operating activities	6,773	6,039	25,597	31,472

INVESTING ACTIVITIES:
Acquisition, net of cash acquired	37	(25,532)	(872)	(26,856)
Payments for prior year acquisitions	2,827	—	(707)	(944)
Purchase of property, plant & equipment	(744)	(349)	(4,681)	(3,371)
Purchases of intangible assets	2,069	202	(2,505)	(51)
Payment for capitalized software	(756)	(556)	(7,269)	(3,556)
Acquisition of investments	(18,130)	(1,100)	(19,726)	(2,326)
Investment in cost method investees (franchise partners)	(27)	—	(650)	(38)
Proceeds from disposal of available-for-sale securities	18,201	7,225	77,883	33,577
Proceeds from disposal of subsidiaries, net of tax	—	—	364	—
Change in restricted cash	(117)	(160)	4,723	3,502

Net cash (used) provided by investing activities	3,360	(20,270)	46,560	(63)

FINANCING ACTIVITIES:
Issuance of share capital, net of offering costs	—	184	892	52,728
Short-term borrowings (repayments)	(1,502)	(4,328)	(25,823)	(12,196)
Repayment of convertible notes	(3,175)	(475)	(3,175)	(101,146)
Payment for capital lease obligations	(98)	(109)	(98)	(569)
Purchase of China.com shares by CDC Corporation	(2,891)	—	(3,083)	—
Purchases of treasury stock	2,693	(1,741)	(1,472)	(3,091)
Dividend distribution by China.com	—	(5,454)	(16,450)	(18,972)

Net cash (used) provided in financing activities	(4,973)	(11,923)	(49,209)	(83,246)

Effect of exchange differences on cash	(589)	(119)	527	1,434

Net increase (decrease) in cash and cash equivalents	4,571	(26,273)	23,475	(50,403)
Cash at beginning of period	161,122	141,563	142,218	165,693

Cash at end of period	$165,693	$115,290	$165,693	$115,290

CDC Corporation

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three months ended
	September 30, 2009	December 31, 2009
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating income (loss) from continuing operations	$(1,985)	$547
Add back restructuring and other charges	1,242	4,352
Add back depreciation expense	1,715	1,785
Add back amortization expense	1,953	2,033
Add back amortization expense included in cost of revenue	4,547	4,742
Add back stock compensation expenses	2,367	1,303
Add back exchange (gain) loss on deferred taxes	(848)	(1,395)
Add back deferred revenue grind	—	632

Adjusted EBITDA from continuing operations (1)	$8,991	$13,999

Adjusted EBITDA margin %	12%	17%

CDC Software

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three months ended
	September 30, 2009	December 31, 2009
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating income from continuing operations	$7,188	$7,079
Add back restructuring and other charges	900	1,176
Add back depreciation expense	766	750
Add back amortization expense	1,094	1,151
Add back amortization expense included in cost of revenue	3,388	3,585
Add back stock compensation expenses	750	418
Add back exchange (gain) loss on deferred taxes	(865)	(39)
Add back deferred revenue grind	—	632

Adjusted EBITDA from continuing operations (1)	$13,221	$14,752

Adjusted EBITDA margin %	27%	27%

CDC Global Services

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three months ended
	September 30, 2009	December 31, 2009
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$(2,165)	$(1,979)
Add back restructuring and other charges	1,460	1,522
Add back depreciation expense	84	99
Add back amortization expense	624	645
Add back amortization expense included in cost of revenue	1	2
Add back stock compensation expenses	286	92
Add back exchange loss on deferred taxes	1	—
Add back deferred revenue grind	—	—

Adjusted EBITDA from continuing operations	$291	$381

Adjusted EBITDA margin %	2%	2%

CDC Games Corporation

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three months ended
	September 30, 2009	December 31, 2009
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating income (loss) from continuing operations	$(3,593)	$(4,850)
Add back restructuring and other charges	231	3,138
Add back depreciation expense	792	793
Add back amortization expense	—	—
Add back amortization expense included in cost of revenue	1,158	1,156
Add back stock compensation expenses	519	219
Add back exchange (gain) loss on deferred taxes	—	—
Add back deferred revenue grind	—	—

Adjusted EBITDA from continuing operations	$(893)	$456

Adjusted EBITDA margin %	-14%	7%

CDC China.com

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three months ended
	September 30, 2009	December 31, 2009
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$(759)	$1,971
Add back restructuring and other charges	—	—
Add back depreciation expense	60	129
Add back amortization expense	—	—
Add back amortization expense included in cost of revenue	—	—
Add back stock compensation expenses	340	65
Add back exchange (gain) loss on deferred taxes	—	(1,356)
Add back deferred revenue grind	—	—

Adjusted EBITDA from continuing operations	$(359)	$809

Adjusted EBITDA margin %	-14%	20%

Corporate

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three months ended
	September 30, 2009	December 31, 2009
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$(2,656)	$(1,674)
Add back restructuring and other charges	(1,349)	(1,484)
Add back depreciation expense	13	14
Add back amortization expense	235	237
Add back amortization expense included in cost of revenue	—	(1)
Add back stock compensation expenses	472	509
Add back exchange (gain) loss on deferred taxes	16	—
Add back deferred revenue grind	—	—

Adjusted EBITDA from continuing operations	$(3,269)	$(2,399)

(1)	Adjusted EBITDA does not include the adjustment related to capitalized software costs which are credited against research and development expenses in CDC Software statement of operations. Below is a summary of capitalized software credits for the three months ended:

	Three months ended
	September 30, 2009	December 31, 2009

Capitalized software credits	$(905)	$(556)

CDC Corporation

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2008	2009	2008	2009
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating income (loss) from continuing operations	$(60,465)	$547	$(74,826)	$(1,809)
Add back restructuring and other charges	53,584	4,352	57,456	7,684
Add back depreciation expense	2,088	1,785	8,311	6,985
Add back amortization expense	2,413	2,033	11,663	7,927
Add back amortization expense included in cost of revenue	7,206	4,742	22,280	19,263
Add back stock compensation expenses	2,424	1,303	7,781	5,428
Add back exchange (gain) loss on deferred taxes	2,487	(1,395)	3,271	(3,427)
Add back deferred revenue grind	—	632	—	632

Adjusted EBITDA from continuing operations (1)	$9,737	$13,999	$35,936	$42,683

Adjusted EBITDA margin %	10%	17%	9%	13%

CDC Software

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2008	2009	2008	2009
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating income from continuing operations	$(4,059)	$7,079	$3,000	$28,846
Add back restructuring and other charges	1,351	1,176	5,012	3,351
Add back depreciation expense	1,009	750	4,201	3,122
Add back amortization expense	1,737	1,151	6,843	4,532
Add back amortization expense included in cost of revenue	4,539	3,585	15,766	14,408
Add back stock compensation expenses	735	418	1,548	1,550
Add back exchange (gain) loss on deferred taxes	2,487	(39)	3,271	(2,093)
Add back deferred revenue grind	—	632	—	632

Adjusted EBITDA from continuing operations (1)	$7,799	$14,752	$39,641	$54,348

Adjusted EBITDA margin %	14%	27%	16%	27%

CDC Global Services

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2008	2009	2008	2009
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$(27,860)	$(1,979)	$(34,636)	$(8,926)
Add back restructuring and other charges	28,719	1,522	35,160	6,775
Add back depreciation expense	119	99	541	319
Add back amortization expense	422	645	3,292	2,425
Add back amortization expense included in cost of revenue	34	2	35	14
Add back stock compensation expenses	16	92	272	682
Add back exchange loss on deferred taxes	—	—	—	6
Add back deferred revenue grind	—	—	—	—

Adjusted EBITDA from continuing operations	$1,450	$381	$4,664	$1,295

Adjusted EBITDA margin %	6%	2%	4%	2%

CDC Games Corporation

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2008	2009	2008	2009
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating income (loss) from continuing operations	$(20,973)	$(4,850)	$(20,462)	$(10,733)
Add back restructuring and other charges	20,970	3,138	21,319	3,745
Add back depreciation expense	856	793	3,079	3,124
Add back amortization expense	49	—	590	23
Add back amortization expense included in cost of revenue	2,633	1,156	6,479	4,841
Add back stock compensation expenses	16	219	42	979
Add back exchange (gain) loss on deferred taxes	—	—	—	—
Add back deferred revenue grind	—	—	—	—

Adjusted EBITDA from continuing operations	$3,551	$456	$11,047	$1,979

Adjusted EBITDA margin %	26%	7%	25%	7%

CDC China.com

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2008	2009	2008	2009
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$(4,621)	$1,971	$(7,768)	$(93)
Add back restructuring and other charges	5,096	—	5,096	—
Add back depreciation expense	(85)	129	277	367
Add back amortization expense	—	—	—	—
Add back amortization expense included in cost of revenue	—	—	—	—
Add back stock compensation expenses	438	65	1,396	837
Add back exchange (gain) loss on deferred taxes	—	(1,356)	—	(1,356)
Add back deferred revenue grind	—	—	—	—

Adjusted EBITDA from continuing operations	$828	$809	$(999)	$(245)

Adjusted EBITDA margin %	18%	20%	-7%	-2%

Corporate

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2008	2009	2008	2009
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$(2,952)	$(1,674)	$(14,960)	$(10,903)
Add back restructuring and other charges	(2,552)	(1,484)	(9,131)	(6,187)
Add back depreciation expense	189	14	213	53
Add back amortization expense	205	237	938	947
Add back amortization expense included in cost of revenue	—	(1)	—	—
Add back stock compensation expenses	1,219	509	4,523	1,380
Add back exchange loss on deferred taxes	—	—	—	16
Add back deferred revenue grind	—	—	—	—

Adjusted EBITDA from continuing operations	$(3,891)	$(2,399)	$(18,417)	$(14,694)

(1)	Adjusted EBITDA does not include the adjustment related to capitalized software costs which are credited against research and development expenses in CDC Software statement of operations. Below is a summary of capitalized software credits for the three months and twelve months:

	Three months ended December 31,		Twelve months ended December 31,
	2008	2009	2008	2009
Subtract capitalized software credit	$(757)	$(556)	$(7,269)	$(3,556)

CDC Corporation

Unaudited Reconciliation From GAAP Cash to Non GAAP Cash

(Amounts in thousands of U.S. dollars)

(a) Non GAAP Cash and Cash Equivalents Reconciliation	December 31, 2009
Cash	$115,290
Add restricted cash	790
Add available for sale securities - current	2,131
Investments (1)	12,546

Non GAAP cash and cash equivalents	$130,757

(1)	- Excludes investments in franchise partners of $604 at December 31, 2009.

CDC Corporation

Unaudited Revenue Details

(Amounts in thousands of U.S. dollars)

	Three months ended
	September 30, 2009	December 31, 2009
Segment revenue from external customers:
Software:
Licenses	$7,618	$10,511
Maintenance	25,414	25,343
Professional services	14,882	15,800
Hardware	697	2,056
SaaS Implementation and support	—	616

Total Software	48,611	54,326

Global Services:
Licenses	124	106
Consulting services	18,138	15,976
Hardware	961	1,491

Total Global Services	19,223	17,573

CDC Games	6,163	7,011
China.com	2,652	4,068

Total consolidated revenue	$76,649	$82,978

	Three months ended December 31,
	2008 (d)	2009
Segment revenue from external customers:
Software:
Licenses	$9,333	$10,511
Maintenance	24,866	25,343
Professional services	19,030	15,800
Hardware	1,069	2,056
SaaS Implementation and support	—	616

Total Software	54,298	54,326

Global Services:
Licenses	749	106
Consulting services	21,879	15,976
Hardware	1,859	1,491

Total Global Services	24,487	17,573

CDC Games	13,560	7,011
China.com	4,697	4,068

Total consolidated revenue	$97,042	$82,978

	Twelve months ended December 31,
	2008 (d)	2009
Segment revenue from external customers:
Software:
Licenses	$45,340	$33,085
Maintenance	103,606	99,775
Professional services	87,971	66,666
Hardware	3,870	3,757
SaaS Implementation and support	—	616

Total Software	240,787	203,899

Global Services:
Licenses	4,431	1,269
Consulting services	100,302	69,256
Hardware	4,967	4,629

Total Global Services	109,700	75,154

CDC Games	44,901	28,890
China.com	13,682	12,180

Total consolidated revenue	$409,070	$320,123

CDC Corporation

Unaudited Basic and Diluted Earnings (Loss) Per Share Computation

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2008	2009	2008	2009
Numerator for earnings (loss) from continuing operations attributable to controlling interest per common share:
Net (loss) income from continuing operations	$(89,080)	$1,123	$(113,271)	$18,895
Net adjustments for loss (income) attributable to noncontrolling interest and dilutive effect of subsidiary issued stock (1)	1,977	(1,300)	1,180	(2,100)

Adjusted (loss) income from continuing operations	(87,103)	(177)	(112,091)	16,795
Amount allocated to convertible notes (2)	—	—	—	(1,711)

Net (loss) income from continuing operations attributable to controlling interest	$(87,103)	$(177)	$(112,091)	$15,084

Numerator for earnings (loss) attributable to controlling interest per common share:
Net (loss) income from continuing operations attributable to controlling interest	$(87,103)	$(177)	$(112,091)	$15,084
(Loss) income from operations of discontinued subsidiaries, net of tax	5,904	409	(2,295)	—
(Loss) income from operations of discontinued subsidiaries allocated to convertible notes (2)	—	—	—	—

Net (loss) income attributable to controlling interest	$(81,199)	$232	$(114,386)	$15,084

Denominator:
Weighted average number of common shares outstanding - basic	107,240,880	106,051,269	107,221,587	106,208,492
Employee compensation related to common shares including stock options	—	2,268,504	—	1,225,081

Weighted average number of common shares outstanding - diluted	107,240,880	108,319,773	107,221,587	107,433,573

Per share amounts:
Earnings (loss) from continuing operations attributable to controlling interest per common share - basic	$(0.81)	$(0.00)	$(1.05)	$0.14

Earnings (loss) from continuing operations attributable to controlling interest per common share - dilutive	$(0.81)	$(0.00)	$(1.05)	$0.14

Earnings (loss) attributable to controlling interest per common share - basic	$(0.76)	$0.00	$(1.07)	$0.14

Earnings (loss) attributable to controlling interest per common share - dilutive	$(0.76)	$0.00	$(1.07)	$0.14

(1)	Includes the dilutive effects of subsidiary-issued stock-based awards, if any, and adjustments for discontinued operations.
(2)	Income has been allocated to common stock and convertible notes based on their respective rights to share in dividends. In accordance with FASB Accounting Standards Codification 260, “Earnings Per Share” the Company's convertible notes meet the definition of participating securities and are included in the basic earnings per share using the two-class stock method and in diluted earnings per share using the more dilutive of the if-converted method or two-class stock method.